SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

Report Regarding Investment Decision

On January 30, 2008, the board of directors of Woori Finance Holdings (“Woori”) approved the acquisition by Woori of a majority interest in LIG Life Insurance Co., Ltd. (“LIG Life”).

Key Details:

	Company Name	LIG Life Insurance Co., Ltd.	Representative Director	Young- moon Lee

Investment Target	Capital (Won)	30,000,000,000	Number of Issued Shares	6,000,000
	Relation to Company	None

	Business Type	Life insurance, casualty insurance, illness insurance, pension plan and payment of claims

	Number of Shares to be Acquired	3,060,000

	Investment Amount (Won)	76,335,320,873

Investment Details	Shareholders’ Equity of Woori (Won)	11,933,072,743,449

	Investment Amount to Shareholders’ Equity (%)	0.64

	Large Corporation	Yes

Share Ownership After Acquisition	Number of Shares Owned by Woori	3,060,000
	Percentage of Shares Owned by Woori (%)	51.00

Method of Investment	Cash acquisition of shares

Purpose of Investment	To enter the life insurance industry to enhance Woori’s non-banking business

Scheduled Date of Acquisition	April 1, 2008

BOD Resolution Date	January 30, 2008

Non-standing Director Attendance	Attending	6
	Absent	0

Other information:

•	Shareholders’ equity given is as of December 31, 2006.

•	The number of issued shares of LIG Life and number and percentage of shares to be owned by Woori after acquisition is based on the number of common shares.

•

The scheduled date of acquisition stated above may be subject to change based on the date of the Financial Supervisory Service’s approval for the inclusion of LIG Life as a subsidiary of Woori and the change in the controlling shareholder of LIG Life.

•	The audit committee is composed solely of non-standing directors.

•	Below summary of financial information of LIG Life has been prepared based on publicly disclosed information. The 2007 figures are for the six months ended and as of June 30, 2007.

•	Woori will make additional disclosures if required during the acquisition process.

* Related Disclosure: December 11, 2007

Summary of Financial Information of LIG Life

(unit: Won in millions)

	Total Assets	Total Liabilities	Shareholder’s Equity	Capital	Operational Revenue	Net Profit
1H2007	1,352,472	1,299,284	53,188	30,000	225,334	5,312
FY2006	1,300,015	1,250,369	49,646	30,000	506,311	13,469
FY2005	1,226,058	1,189,727	36,332	199,477	510,428	19,086

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: January 30, 2008	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director